

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

May 14, 2010

<u>Via Facsimile and U.S. Mail</u>

David G. DeWalt
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

>   **Re: McAfee, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2009
>   Filed February 26, 2010
>   File No. 001-31216**

Dear Mr. DeWalt:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Katherine Wray